UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Terra Tech Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88102J209

(CUSIP Number)

Randolf Katz

Baker & Hostetler LLP

600 Anton Boulevard, Suite 900

Costa Mesa, California 92626

(714) 966-8807

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88102J209	13D	Page 2 of 5

(1)	Names of reporting persons Matthew Morgan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	SOURCE of funds PF (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 14,616,118
	(8)	Shared voting power 0
	(9)	Sole dispositive power 14,616,118
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 14,616,118
(12)	Check if the aggregate amount in row 11 excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.96%
(14)	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 88102J209	13D	Page 3 of 5

Item 1. Security and Issuer.

This Schedule 13D relates to common stock, par value $0.001 per share (the “Common Stock”) of Terra Tech Corp. (the “Issuer”). The Issuer’s principal executive offices are located at 2040 Main Street, Suite 225, Irvine, California 92614.

Item 2. Identity and Background.

This Schedule 13D is filed by Matthew Morgan (the “Reporting Person”). The Reporting Person’s business address is 2040 Main Street, Suite 225, Irvine, California 92614. The Reporting Person is a member of the Issuer’s Board of Directors and its Chief Executive Officer. The Issuer is a retail, production and cultivation company, with an emphasis on providing the highest quality of medical and adult use cannabis products.

During the past five years, the Reporting Person (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

On February 14, 2020, the Reporting Person acquired all of the 14,616,118 shares of Common Stock in connection with the closing of a merger transaction (the “Merger”) involving the Issuer, TT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer, OneQor Technologies, Inc., a Delaware corporation (“OneQor”), the Reporting Person and Larry Martin, each in their individual capacities, and Larry Martin also in his capacity as the Shareholder Representative (as that term was defined in the Agreement and Plan of Merger, dated as of October 30, 2019, and as subsequently amended. The 14,616,118 shares of Common Stock were issued in exchange for the shares of capital stock of OneQor that the Reporting Issuer acquired directly from OneQor upon its formation from his personal funds.

Item 4. Purpose of Transaction.

As described in Item 3, above, the shares of Common Stock were issued to the Reporting Person in connection with the Merger. As of the date of the filing of this Schedule 13D, the Reporting Person does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or take any other action similar to any of those enumerated above.

CUSIP No. 88102J209	13D	Page 4 of 5

Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person beneficially owns 14,616,118 shares of Common Stock, which represent 7.96% of the Issuer’s outstanding Common Stock based solely on information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 13 2020 (which disclosed that there were 185,843,857 shares of common stock issued and 183,535,449 outstanding as of March 9, 2020.

(b)	The Reporting Person has sole or shared voting and dispositive power with respect to the shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: 14,616,118
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 14,616,118
(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Except as disclosed under Item 3 above, no transactions with respect to the Common Stock have been effected by the Reporting Person during the 60 days prior to the date of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 88102J209	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020

/s/ Matthew Morgan
Matthew Morgan